                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under The Securities Exchange Act of 1934
                              (Amendment No. 15)*

                               GIANT GROUP, LTD.
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                                   374503100
                                 (CUSIP Number)

                                 Burt Sugarman
                         150 El Camino Drive, Suite 303
           Beverly Hills, California  90212  Telephone (310) 273-5678
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 19, 1996
                      (Date of Event Which Requires Filing
                               Of This Statement)


If the Filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                        (Continued on following page(s))
                               Page 1 of 4 Pages
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-------------------                                           -----------------
CUSIP NO. 374503100                 13 D                      Page 2 of 4 Pages
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  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Burt Sugarman, I.R.S. ####-##-####
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  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                     (b) [ ]
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  3     SEC USE ONLY


-------------------------------------------------------------------------------
  4     SOURCE OF FUNDS*
        WC

-------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)       [ ] legal proceedings have been previously
        disclosed
-------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.
-------------------------------------------------------------------------------
                            7     SOLE VOTING POWER
                                  2,788,672 Shares (includes options to
                                  purchase 1,599,202 shares)
                            ---------------------------------------------------

         NUMBER OF          8     SHARED VOTING POWER
                                  -0-
          SHARES
                            ---------------------------------------------------
         BENEFICIALLY       9     SOLE DISPOSITIVE POWER
                                  2,788,672 Shares (includes options to purchase
                                  1,599,202 shares)
         OWNED BY
                            ---------------------------------------------------
           EACH             10    SHARED DISPOSITIVE POWER
                                  -0-
     REPORTING PERSON

-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,788,672 Shares (includes options to purchase 1,599,202 shares)
-------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                      [x]
-------------------------------------------------------------------------------
  13    PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        53.2%
-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*
        IN
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!





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         Reference is hereby made to that certain Schedule 13D, dated January
13, 1982, as amended, (the "Schedule"), filed by Burt Sugarman with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of GIANT GROUP, LTD., a Delaware corporation (the "Company"). Unless otherwise indicated herein, capitalized terms used herein have the meanings ascribed to them in the Schedule. Unless otherwise indicated herein, the information contained in the Schedule remains unchanged. The Schedule is hereby amended as follows:


Item 5   Interest in Securities of the Issuer

         Item 5 of the Schedule is hereby amended to add the following:

         On September 19, 1996, the Company repurchased 200,000 shares of Common Stock from Burt Sugarman for a price of $8.25 per share. On the same day, the Company granted Mr. Sugarman options to purchase 200,000 shares of the Company's Common Stock at a price of $8.25 per share (the "New Options"). The New Options are exercisable six months after the date of the grant and expire five years after the date of grant. As of September 19, 1996, Mr. Sugarman beneficially owned 2,788,672 shares of Common Stock (calculated in accordance with Rule 13d-3), including 1,189,470 shares which are directly owned and 1,599,202 shares which may be acquired upon exercise of presently exercisable options, constituting approximately 53.2% of the shares of the Company's Common Stock (computed on the basis of 3,639,255 shares outstanding as of September 19, 1996, and after giving effect to the repurchase of 200,000 shares by the Company). Within 60 days prior to the date the New Options become exercisable Mr. Sugarman will beneficially own approximately 55.0% of the shares of the Company's Common Stock. Mr. Sugarman has sole voting and dispositive power with respect to such shares. Such amount does not include 20,550 shares of Common Stock owned by Mr. Sugarman's wife or 2,000 shares of Common Stock held by Mr. Sugarman as custodian for his minor child, as to which Mr. Sugarman disclaims beneficial ownership.





                               Page 3 of 4 Pages





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                                   SIGNATURE



         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Schedule is true, complete and correct.


Dated: October 1, 1996




                                                        /s/  BURT SUGARMAN
                                                        -----------------------
                                                             Burt Sugarman